UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

April 13, 2023

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Novo Nordisk raises sales and operating profit outlook for 2023

Bagsværd, Denmark, 13 April 2023 – Novo Nordisk today announced the sales and operating profit growth at constant exchange rates (CER) for the first three months of 2023 and that the full-year sales and operating profit outlook at CER has been raised.

In the first three months of 2023, Novo Nordisk’s sales increased by 25% and operating profit increased by 28%, both at CER. Wholesaler inventory movements in the US positively impacted sales growth.

Profit and loss (CER)	First three months 2023
Sales growth	25%
Operating profit growth	28%

The sales outlook for 2023 is raised, primarily reflecting Wegovy® prescription trends in the first quarter and higher full-year expectations for sales of Wegovy® in the US. Furthermore, a second contract manufacturer is now ready to begin production, thereby increasing Wegovy® supply capacity.

The updated sales outlook also reflects higher full-year expectations for Ozempic® sales, mainly in the US, following accelerated volume growth of the GLP-1 class.

Outlook 2023 (CER)	Expectations 2 February	Expectations 13 April
Sales growth	13-19%	24-30%
Operating profit growth	13-19%	28-34%

Novo Nordisk’s full disclosure of the financial results for the first three months of 2023 will be published on 4 May 2023.

The above expectations are based on assumptions including those described on pages 16 and 17 of the Financial report for the period 1 January 2022 to 31 December 2022 (Company Announcement No 5/2023).

The forward-looking statements on page 24 of the Financial report for the period 1 January 2022 to 31 December 2022 (Company Announcement No 5/2023) also apply to this company announcement.

Novo Nordisk expects to repurchase B shares for an amount up to DKK 28 billion during a 12- month period beginning 1 February 2023. As of 31 March 2023, Novo Nordisk has since 1 February 2023 repurchased a total of 3,896,671 B shares at an average share price of DKK 996.61 per B share equal to a transaction value of DKK 3,883,446,619.

Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat diabetes and other serious chronic diseases such as obesity and rare blood and endocrine disorders. We do so by pioneering scientific breakthroughs, expanding access to our medicines, and working to prevent and ultimately cure disease. Novo Nordisk employs about 54,400 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn and YouTube.

Contact for further information

Media:
Lars Otto Andersen-Lange +45 3448 1298 kolg@novonordisk.com	Natalia Salomao Abrahao (US) +1 848 304 1027 niaa@novonordisk.com

Investors:
Daniel Muusmann Bohsen +45 3075 2175 dabo@novonordisk.com	Jacob Martin Wiborg Rode +45 3075 5956 jrde@novonordisk.com

David Heiberg Landsted +45 3077 6915 dhel@novonordisk.com	Mark Joseph Root (US) +1 848 213 3219 mjhr@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 24 / 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: April 13, 2023	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer